Exhibit 21
LIST OF SUBSIDIARIES
AS OF DECEMBER 31, 2011*

Name	Jurisdiction of Incorporation	Percent Ownership

1.Priceline.com Europe Holdco, Inc.	Delaware	100%
2. Priceline.com Holdco U.K. Limited	United Kingdom	100%
3.priceline.com International Ltd.	United Kingdom	100%
4.Booking.com Limited	United Kingdom	100%
5.priceline.com Bookings Acquisition Company Limited	United Kingdom	100%
6.Booking.com B.V.	The Netherlands	100%
7.Lowestfare.com LLC	Delaware	100%
8. Travelweb LLC	Delaware	100%
9.Priceline.com Agoda Holdco, LLC	Delaware	100%
10.priceline.com Mauritius Company Limited	Mauritius	100%

*	Subsidiaries which, when considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2011, have been excluded.